Exhibit 12.1

SITEL Worldwide Corporation
Computation of Ratio of Earnings to Fixed Charges

		Fiscal Year Ended December 31,
		2014	2013	2012	2011	2010
(dollars in thousands)

Fixed charges:
	Interest expense	$78,590	$76,202	$79,077	$68,430	$64,611
	Capitalized expenses related to indebtedness	5,335	4,871	4,540	2,511	1,891
	Estimate of interest within rental expense	25,337	25,842	26,903	26,287	26,193
	Preference security dividend requirements	24,865	15,624	13,698	21,008	11,983

Total fixed charges (B)		134,127	122,539	124,218	118,236	104,678

(Loss) earnings before income taxes and non-controlling interest		(34,677)	(14,230)	(25,151)	(22,606)	(43,345)
Plus:	Fixed charges	134,127	122,539	124,218	118,236	104,678
Less:	Preference security dividend requirements	(24,865)	(15,624)	(13,698)	(21,008)	(11,983)
Earnings before income taxes, fixed charges and preference security dividend requirements (A)		74,585	92,685	85,369	74,622	49,350

Ratio of earnings to fixed charges (A/B)(1)		—	—	—	—	—
(1) Earnings for the years ended December 31, 2014, 2013, 2012, 2011, and 2010 were inadequate to cover fixed charges. The coverage deficiency for these years was $59,542, $29,854, $38,849, $43,614, and $55,328, respectively.